UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS
LIMITED

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Concord Healthcare Announces Placing of New Shares Pursuant to the Placing Agreement under General Mandate

Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a subsidiary of Concord Medical Services Holdings Limited (the “Company”) (NYSE: CCM), which subsidiary is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, announced that Concord Healthcare entered into a placing agreement with Guotai Junan Securities (Hong Kong) Limited (the “Placing Agent”) on May 28, 2025. Pursuant to the placing agreement, the Placing Agent has conditionally agreed to act as Concord Healthcare’s sole placing agent and to procure, on a best effort basis, not less than six (6) placees, who and whose ultimate beneficial owner(s) (where applicable) shall be independent third parties, to subscribe for 18,600,000 placing shares at the placing price of HK$5.38 per placing share (together with such brokerage, SFC transaction levy, AFRC transaction levy and Stock Exchange trading fee to the extent payable by the placees).

The Company previously announced the listing of Concord Healthcare’s H shares on the HKSE on January 9, 2024. The information related to Concord Healthcare’s Transactions on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: May 29, 2025